Exhibit 99.1

Leading Independent Proxy Advisory Firms Recommend
TELUS Digital Shareholders Vote FOR the Proposed Arrangement with TELUS Corporation

Shareholders with questions or who need assistance voting should contact TELUS Digital’s proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (1-416-304-0211 for collect calls outside North America) or by email at assistance@laurelhill.com

Vancouver, BC – October 14, 2025 – TELUS International (Cda) Inc. (“TELUS Digital”) (NYSE & TSX: TIXT) today announced that independent proxy advisory firm, Institutional Shareholder Services Inc. (“ISS”), has recommended that TELUS Digital shareholders vote FOR the proposed arrangement (the “Arrangement”) with TELUS Corporation (“TELUS”). Earlier, another independent proxy advisory firm also recommended TELUS Digital shareholders vote FOR the Arrangement. TELUS Digital shareholders are encouraged to vote ahead of the proxy voting deadline on October 23, 2025 or at the special meeting of shareholders (the “Special Meeting”) scheduled for October 27, 2025.

Strong Independent Endorsement of Transaction Value

ISS has approximately 3,400 clients that include many of the world’s leading institutional investors who rely on its objective and impartial analysis to make important voting decisions.

In its report, ISS highlights that TELUS Digital’s “shareholders are presented with an attractive mixed-consideration offer that represents a 51.8 per cent premium to the unaffected price.” Further, ISS notes that given the nature of the transaction process and timing of the transaction, together with “the ownership dynamics of the company, it appears unlikely that a more compelling offer will emerge in the near term.” ISS concludes that, “given the size of the premium” and “standalone execution risk”—“the resolution warrants support.”

As previously communicated, following an extensive independent review process, the special committee of independent directors of TELUS Digital unanimously determined that the Arrangement is in the best interests of TELUS Digital and fair to its minority shareholders, and the special committee unanimously recommended to the board of directors of TELUS Digital, and the board of directors unanimously recommends (with interested directors abstaining) that shareholders vote IN FAVOUR of the Arrangement. All of TELUS Digital’s directors and officers, and the company’s largest minority shareholder, Riel B.V. (indirectly and wholly-owned by BPEA Private Equity Fund VI, L.P.1., BPEA Private Equity Fund VI, L.P.2 and certain of its affiliates) (EQT), have also agreed to support the transaction.

The recommendations from leading proxy advisory firms provide independent support of the Board’s unanimous determination (with interested directors abstaining) that the Arrangement is fair to minority shareholders and in the best interests of TELUS Digital. The special committee’s and the board of directors’ detailed rationale is set forth in TELUS Digital’s management information circular (the “Circular”) under the headings “Recommendation of the Board and the Special Committee” and “Special Factors – Reasons for the Arrangement.”

Voting and Special Meeting Details

The Special Meeting is scheduled on October 27, 2025 at 9:00 a.m. (Vancouver time) and will be conducted virtually via live audio webcast. TELUS Digital shareholders can access the Special Meeting by visiting: www.meetings.lumiconnect.com/400-570-171-578.

Registered shareholders and their duly appointed proxyholders can vote ahead of the Special Meeting but will also be able to vote in real time and submit questions relevant to the meeting at the Special Meeting by following the instructions set out in the Circular. Beneficial shareholders should follow the instructions provided by their intermediary to ensure their vote is counted at the Special Meeting and should arrange for their intermediary to complete the necessary steps to ensure that they receive the consideration for their shares as soon as possible following the completion of the Arrangement.

TELUS Digital shareholders can vote online or via telephone. Detailed voting instructions are included in the Circular.

In order to become effective, the Arrangement, among other things, must be approved by at least (a) two-thirds (66⅔%) of votes cast by holders of subordinate voting shares and multiple voting shares, present in person or represented by proxy at the Special Meeting, voting together as a single class and (b) a simple majority of the votes cast by holders of subordinate voting shares (excluding TELUS and its directors, senior officers and affiliates) in accordance with Multilateral Instrument 61-101 at the Special Meeting.

Shareholders with questions or who need assistance voting should contact TELUS Digital’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (1-416-304-0211 for collect calls outside North America) or by email at assistance@laurelhill.com.

Impact of Canada Post Labour Strike

Due to the Canada Post labour strike, shareholders may experience a delay in receiving physical copies of the Circular and related materials in respect of the Special Meeting. TELUS Digital’s shareholders are encouraged to access the Circular and related materials electronically under TELUS Digital’s profile, in Canada on SEDAR+ at www.sedarplus.com and in the United States on EDGAR at www.sec.gov, and the Envision website at www.envisionreports.com/telusdigital2025special.

Registered shareholders experiencing a delay in receiving the Circular and related materials should contact Computershare Investor Services Inc. at 1-800-564-6253 to obtain their individual control numbers in order to vote their TELUS Digital shares. Registered shareholders are encouraged to vote their TELUS Digital shares via the internet at www.investorvote.com or via telephone at 1-866-732-VOTE (8683). Registered shareholders are also encouraged to complete and return letters of transmittal and election forms to Computershare by hand or by courier to ensure the appropriate documents are received in a timely manner.

Beneficial shareholders experiencing a delay in receiving the Circular and related materials should contact their broker or other intermediary for assistance in obtaining their individual control numbers in order to vote their TELUS Digital shares. Beneficial shareholders are encouraged to vote their TELUS Digital shares via the internet at www.proxyvote.com or via telephone at 1-800-474-7493 (English) or 1-800-474-7501 (French). It is recommended that any physical forms of proxy or voting instruction forms be delivered via courier to ensure that they are received in a timely manner.

Registered shareholders who wish to exercise their dissent rights in connection with the Arrangement are also cautioned to deliver their written objection to TELUS Digital by mail using a method other than Canada Post in accordance with the instructions set forth in the Circular to ensure that they are received in a timely manner.

How to Make your Consideration Election

The deadline for completing and submitting an election regarding the shareholder’s preferred consideration mix is approaching and due by October 22, 2025 at 9:00 a.m. (Vancouver time). Registered shareholders may send a scanned PDF of their completed letter of transmittal and election forms to onlinedeposits@computershare.com.

Each shareholder (other than the shareholders validly exercising their dissent rights and TELUS and any of its affiliates) can elect to receive in respect of all (and not a portion) of their TELUS Digital shares, at the effective time of the Arrangement: (a) US$4.50 in cash (the “Cash Consideration”), (b) 0.273 of a common share of TELUS (the “TELUS Shares” and such consideration, the “Share Consideration”), or (c) US$2.25 in cash and 0.136 of a TELUS Share (the “Combination Consideration”), for each TELUS Digital share transferred (collectively, the “Consideration”), subject to proration such that no more than 25% of the aggregate Consideration to be paid to the shareholders will consist of TELUS Shares.

Registered shareholders, in order to make their election to receive the Cash Consideration, the Share Consideration or the Combination Consideration (subject to proration and adjustment in accordance with the plan of arrangement), must submit the Letter of Transmittal and Election Form by 9:00 a.m. (Vancouver time) on October 22, 2025 to Computershare Investor Services Inc. (address stated on the back of the Letter of Transmittal and Election Form), or, if the Special Meeting is adjourned or postponed, no later than three business days before the adjourned Special Meeting is reconvened or the postponed Special Meeting is convened (the “Election Deadline”).

Beneficial shareholders should contact their broker or intermediary to make an election as to their preferred form of Consideration. The deadline for election may be sooner than indicated for registered shareholders.

Shareholders that do not validly elect to receive the Cash Consideration, the Share Consideration or the Combination Consideration by the Election Deadline will be deemed to have elected to receive the Combination Consideration as to all of the TELUS Digital shares they hold.

Please refer to the Circular and the Letter of Transmittal and Election Form for additional information.

About TELUS Digital

TELUS Digital (NYSE & TSX: TIXT) crafts unique and enduring experiences for customers and employees, and creates future-focused digital transformations that deliver value for our clients. We are the brand behind the brands. Our global team members are both passionate ambassadors of our clients’ products and services, and technology experts resolute in our pursuit to elevate their end customer journeys, solve business challenges, mitigate risks, and drive continuous innovation. Our portfolio of end-to-end, integrated capabilities include customer experience management, digital solutions, such as cloud solutions, AI-fueled automation, front-end digital design and consulting services, AI & data solutions, including computer vision, and trust, safety and security services. Fuel iX™ is TELUS Digital’s proprietary platform and suite of products for clients to manage, monitor, and maintain generative AI across the enterprise, offering both standardized AI capabilities and custom application development tools for creating tailored enterprise solutions.

Powered by purpose, TELUS Digital leverages technology, human ingenuity and compassion to serve customers and create inclusive, thriving communities in the regions where we operate around the world. Guided by our Humanity-in-the-Loop principles, we take a responsible approach to the transformational technologies we develop and deploy by proactively considering and addressing the broader impacts of our work. Learn more at: telusdigital.com

Contact Information

TELUS Digital Investor Relations
Olena Lobach
ir@telusdigital.com

TELUS Digital Media Relations
Ali Wilson
media.relations@telusdigital.com

TELUS Digital Special Committee Communications
Justine Hall
FGS Longview
Justine.Hall@fgslongview.com

Laurel Hill
Toll-Free (North America): 1-877-452-7184
Collect Calls (outside North America): +1 416-304-0211
Email: assistance@laurelhill.com